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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Starcraft Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

855269106

(CUSIP Number)

August 2, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 855269106

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Javelin Opportunities LP----TIN# 62-1828427

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 164,800 shs 6. Shared Voting Power N/A 7. Sole Dispositive Power 164,800 shs 8. Shared Dispositive Power N/A

9. Aggregate Amount Beneficially Owned by Each Reporting Person         164,800 shs

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (11)        3.7%

12. Type of Reporting Person (See Instructions)                        PN

CUSIP No. 855269106

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Javelin Opportunities Fund Offshore, Ltd.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 54,000 shs 6. Shared Voting Power N/A 7. Sole Dispositive Power 54,000 shs 8. Shared Dispositive N/A

9. Aggregate Amount Beneficially Owned by Each Reporting Person           54,000 shs

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (11)                              1.3%

12. Type of Reporting Person (See Instructions)                                                CO

Item 1.

(a) Starcraft Corporation

(b) P.O. Box 1903, 2703 College Avenue, Goshen, IN 46527

Item 2.

(a) Javelin Opportunities LP/ Javelin Opportunities Fund Offshore, Ltd.

(b) 7674 W. Lake Mead Blvd., Suite 230, Las Vegas, NV 89128

(c) Delaware/ Cayman Islands

(d) Common Shares

(e) 855269106

Item 3. If this statement is filed pursuant to 17 C.F.R. 240.13d-1(b) or 17 C.F.R. 240.13d-2(b) or (c), check 3. whether the person filing is a:

N/A

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.  78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.  78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.  78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.  80a-8).

(e) [ ] An investment adviser in accordance with 17 C.F.R. 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 17 C.F.R. 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with 17 C.F.R.  240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.  1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with 17 C.F.R. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Javelin Opportunities LP-164,800shs

Javelin Opportunities Fund Offshore, Ltd-54,000shs.

(b) Percent of class:

Javelin Opportunities LP-3.7%

Javelin Opportunities Fund Offshore, Ltd.-1.3%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Javelin Opportunities LP-164,800

Javelin Opportunities Fund Offshore, Ltd.-54,000 shs

(ii) Shared power to vote or to direct the vote ___N/A_______________.

(iii) Sole power to dispose or to direct the disposition of

Javelin Opportunities LP-164,800shs

Javelin Opportunities Fund Offshore, Ltd.-54,000 shs .

(iv) Shared power to dispose or to direct the disposition of ___N/A____________.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Javelin Opportunities LP	Javelin Opportunities Fund Offshore, Ltd.
August 6, 2002	August 6, 2002
Date	Date
/s/ Thomas C. Barrow	/s/ Thomas C. Barrow
Signature	Signature
Thomas C. Barrow/ Managing Member of the GP	Thomas C. Barrow/ President
Name/Title	Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)